FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2018

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec

Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date:	June 1, 2018	By:
/s/ Cristina Circelli
			Name:	Cristina Circelli
			Title:	Deputy Corporate Secretary and General Counsel

CANADIAN NATIONAL RAILWAY COMPANY

Table of Contents

Items	Description

1	Certificate of Amendment — May 24, 2018

Item 1

 Certificate of AmendmentCertificat de modification Canada Business Corporations ActLoi canadienne sur les sociétés par actions Canadian National Railway Company Compagnie des chemins de fer nationaux du Canada Corporate name / Dénomination sociale 010533-3 Corporation number / Numéro de société I HEREBY CERTIFY that the articles of theJE CERTIFIE que les statuts de la société above-named corporation are amended undersusmentionnée sont modifiés aux termes de section 178 of the Canada Businessl'article 178 de la Loi canadienne sur les Corporations Act as set out in the attachedsociétés par actions, tel qu'il est indiqué dans les articles of amendment.clauses modificatrices ci-jointes. Virginie Ethier Director / Directeur 2018-05-24 Date of amendment (YYYY-MM-DD) Date de modification (AAAA-MM-JJ)

••• Innovation, Science and Economic Development Canada CorporaUons Canada Innovation, Sciences et Developpement economlque Canad a Corporallons C8nada Canada Business Corporations Act (CBCA) FORM4 ARTICLES OF AMENDMENT (Sections 27 or 177)' • · Co,por.,tion numbo, 1 a 10 s 331-0 I To complete the change, a Form 3 - Change of Registered Office Address must accompany the Articles of Amendment. to any other provisions that are permitted by the CBCA lo be set out In the Articles) Please specify. 4 • Declaratli:>n Canada ISED-ISDE 30S9E (2016/11) Page 1 of 2 3 • The articles are amended as follows (note that more than one section can be filled out) A'. The corporation changes Its name to: B: The corporation changes the province or tenitory In Canada where the registered office Is situated to: I C: The corporation changes the minimum and/or maximum number of directors to: (for a fixed number of directors, Indicate the same number In both boxes}. Minimum number D Maximum number D D: Other changes: {for example, lo the classes of shares, lo the restrictions on share transfers, to restrictlons on the businesses of the corporation or See attached schedule specifying the amendments lo the Corporation's Articles ofContinuance. The schedule is incorporated in this Form 4. Voir le document en annexe specifiant !es modifications apportees aux clauses de prorogation de In corporation. L'annc:xe ci-jointe fait partie inti!gmnte du present formulaire 4. •-,-·--·•-•-.,N_. --,---•••••._-__,_.,_,___,•._...•,_, • • - __,__,_• - '" --.--,-"'"" . - - . _,, ___ ---·-·--·-- ---··-,,. - - - ----- ----I hereby certify that lfm a director or anJuthorlzed officer of the corporation. Signature:-Print name: Sean FmnTelephone number: Note: Misrepresentation constitutes an offence and, on summary conviction, a person Is liable to a fine not exceeding $5000 or to Imprisonment for a term not exceeding six months or to bolh {subsection 250(1) of the CBCA). 1 • Currant corporate name CANADIAN NATIONAL RAILWAY COMPANY COMPAGNIE DES CHEMINS DE FER NATIONAUX DU CANADA

FORM4 Canadian National Railway Company Compagnie des chemlns de fer nationaux du Canada ARTICLES OF AMENDMENT The articles of the Corporation are amended as follows: 1. The definition of "Maximum Individual Holdings" under Section 1.1 of Schedule "B", attached to the Articles of Continuance, Is hereby amended so that henceforth it shall read as follows: "Maximum Individual Holdings" means voting shares to which are attached twenty-five percent (25%) of the Aggregate Votes; The last paragraph of Section 2 "Constraints on Issue and Transfer" of Schedule "B", attached to the Articles of Continuance, is hereby amended so that henceforth it shall read as follows: "if, as a result of such subscription, Issue, transfer, purchase or acquisition, voting shares to which are attached more than twenty-five percent (25%) of the Aggregate Votes are or would be held, beneficially owned or controlled, directly or Indirectly, by any one person together with the associates of such person." Section 3 "Constraints on Ownership Rights" of Schedule "B", attached to the Articles of 3. Continuance, is hereby amended so that henceforth it shall read as follows: "No person, together with his or her associates, shall hold, beneficially own or control, directly or indirectly, voting shares to which are attached more than twenty-five percent (25%) of the Aggregate Votes. Subject to Subsections 4.1 and 4.2, the Corporation shall refuse to recognize all Ownership Rights that would otherwise be attached to any voting shares held, beneficially owned or controlled, directly or indirectly, In excess of the permitted Maximum Individual Holdings by any person, together with such person's associates."

FORMULAIRE 4 Canadian National Railway Company Compagnie des chemins de fer nationaux du Canada CLAUSES MODIFICATRICES Les statuts de la societe sont modifies de la fai;on suivante : 1. La definition du terme «avoir individue/ maximum» du paragraphe 1.1 de l'annexe B jointe aux clauses de prorogation est modifie afin que dorenavant, elle se lise comme suit: avoir individuel maximum designe les actions avec droit de vote auxquelles sont rattaches vingt cinq pour cent (25%) du total des droits de vote; 2. Le dernier paragraphe du paragraphe 2 intitule «Restrictions sur !'emission et le transfert,> de l'annexe B jointe aux clauses de prorogation est modifie afin que dorenavant, ii se lise comme suit: «si par suite d'une telle souscription, emission ou acquisition ou d'un tel transfert ou achat une personne et les personnes qui lui sont liees sont ou seraient, directement ou indirectement, les porteurs ou les veritables proprietaires ou ant ou auraient, directement ou indirectement, le controle d'actions avec droit de vote de la Compagnie conferant plus de vingt-cinq pour cent (25%) du total des droits de vote». 3. Le paragraphe 3 intitule cc Restrictions sur les droits de propriete» de !'annexe B jointe aux clauses de prorogation est modifie afin que dorenavant, ii se lise comme suit: « Une personne, avec les personnes qui lui sont liees, ne peut detenir ni etre proprietaire veritable, directement ou indirectement, d'actions avec droit de vote conferant plus de vingt-cinq pour cent (25%) du total des droits de vote ni exercer directement ou indirectement, le controle sur de telles actions. Sous reserve des paragraphes 4.1 et 4.2, la Compagnie refusera de reconnaitre tous les droits de propriete que comporterait par ailleurs toute action avec droit de vote ainsi detenue, detenue en propriete effective ou controlee, directement ou indirectement, en sus de l'avoir individuel maximum par une personne quelconque avec les personnes qui lui sont liees. »